FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Three Months Ended June 30, 2014 which was filed with the Tokyo Stock Exchange on August 5, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 5, 2014	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

Consolidated Financial Results

for the Three Months Ended June 30, 2014

(Prepared in Accordance with U.S. GAAP)

August 5, 2014

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan

Stock code number, TSE:	9766

Ticker symbol, NYSE:	KNM

URL:	http://www.konami.co.jp/en

Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange

Representative:	Takuya Kozuki, Representative Director, President

Contact:	Yasuyuki Yamaji, General Manager, Corporate Planning (Phone: +81-3-5771-0222)

Beginning date of dividend payment:	-

Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Three Months Ended June 30, 2014

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Three months ended June 30, 2014	48,606	3,191	2,624	1,361
Year-on-year changes (%)	6.6%	113.5%	22.4%	45.6%
Three months ended June 30, 2013	45,589	1,495	2,143	934
Year-on-year changes (%)	(7.2)%	(72.2)%	(53.9)%	(65.6)%

Note:	Comprehensive income attributable to KONAMI CORPORATION:

Three months ended June 30, 2014:     ¥   907 million     a year-on-year decrease of 44.6%

Three months ended June 30, 2013:     ¥1,640 million     a year-on-year increase of 10.1%

	Basic net income attributable to KONAMI CORPORATION per share (Yen)	Diluted net income attributable to KONAMI CORPORATION per share (Yen)
Three months ended June 30, 2014	9.82	9.82
Three months ended June 30, 2013	6.74	6.74

(2) Consolidated Financial Position

	(Millions of Yen, except percentages)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
June 30, 2014	313,386	224,364	223,684	71.4%
March 31, 2014	320,251	225,792	225,133	70.3%

2. Cash Dividends

	Cash dividends per share (Yen)
Record Date	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2014	—	17.00	—	17.00	34.00
Year ending March 31, 2015	—
Year ending March 31, 2015 -Forecast-		8.50	—	8.50	17.00

Note:	Recently announced change in dividend forecasts for the fiscal year ending March 31, 2015 during the three months ended June 30, 2014: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2015

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (Yen)
Year ending March 31, 2015	220,000	12,000	11,000	7,000	50.50
% change from previous year	1.1%	55.9%	19.2%	82.6%

Note:	Recently announced change in earnings forecasts for the fiscal year ending March 31, 2015 during the three months ended June 30, 2014: None

4. Other

(1)	Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2)	Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3)	Changes in accounting principles, procedures and reporting policies for consolidated financial statements

1.	Changes accompanying amendment of accounting standard: None

2.	Other: None

(4)	Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)

As of June 30, 2014	143,500,000 shares
As of March 31, 2014	143,500,000 shares

2.	Number of Treasury Stock:

As of June 30, 2014	4,887,879 shares
As of March 31, 2014	4,887,679 shares

3.	Average number of shares outstanding:

Three months ended June 30, 2014	138,612,200 shares
Three months ended June 30, 2013	138,616,903 shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed for the quarterly financial statements included in this document as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.

Please refer to pages 9, 10, 11 and 12 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on August 5, 2014.

1.	Business Performance

1. Analysis of Business Performance

(1) Business Overview

The business environment surrounding the Konami Group showed signs of slow recovery in Japan including improvements in corporate earnings and consumer confidence led by signs of recovery in the economy, which improved due to continuing strong yen and high stock prices supported by the economic and financial policies of the government and the Bank of Japan. In overseas markets, while the growth rate in emerging markets, including China, has slowed down, the European and U.S. economies have recently shown signs of recovery despite downsizing monetary easing measures in the U.S. and continuing concerns about the European sovereign debt crisis.

In the entertainment market, along with improving performance in mobile devices due to the rapid spread of smartphones and tablet PCs and the development of information and telecommunications infrastructure, game platforms continue to diversify as new game consoles are being released, and business opportunities in the game industry are increasing. In overseas markets, the development of resources related to tourism will help to spread the casino market worldwide, while in Japan, the Japanese government is increasingly expected to pass legislation to legalize casinos, and the gaming business is expected to continue to grow.

In the health and fitness industry, there is a growing health consciousness throughout society, especially among senior citizens and women, who year after year have shown an increasing tendency to focus their leisure activities on improving health and physical strength. We continue to see growing health-consciousness, a preference for sports and an interest in preventing the need for nursing care in old age.

Against this background, in the Digital Entertainment segment of the Konami Group, mobile games, including DRAGON COLLECTION and the World Soccer Collection series, continued to enjoy steady sales. In addition, WORLD SOCCER Winning Eleven 2014: Aoki Samurai no Chousen, the latest title in the WORLD SOCCER Winning Eleven series, was released.

In our Health & Fitness segment, we developed new pricing and membership plans, which we introduced in the prior fiscal year. Those plans enable customers to select a pricing plan based on the number of times they use our facilities. We also made it easier for customers to use more than one facility. We intend to promote and spread services supporting the concept “you can continue.”

In our Gaming & Systems segment, sales of products such as the Podium video slot machine and the Advantage mechanical slot machine series continued to be received favorably, mainly in the U.S. market.

In the Pachinko and Pachinko Slot Machines segment, we released a new pachinko slot machine, MAH-JONG FIGHT CLUB, which has continued to perform steadily in the market. We also began to operate our first pachinko machine in the Konami Group, CR PACHINKO MAGICAL HALLOWEEN, at pachinko parlors nationwide, which was converted from our popular original series of pachinko slot machines, MAGICAL HALLOWEEN.

In terms of the consolidated results for the three months ended June 30, 2014, net revenues amounted to ¥48,606 million (a year-on-year increase of 6.6%), operating income was ¥3,191 million (a year-on-year increase of 113.5%), income before income taxes and equity in net income of affiliated company was ¥2,624 million (a year-on-year increase of 22.4%), and net income attributable to KONAMI CORPORATION was ¥1,361 million (a year-on-year increase of 45.6%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Three months ended June 30, 2013	Three months ended June 30, 2014	% change
Digital Entertainment	¥20,005	¥20,420	2.1
Health & Fitness	18,952	18,042	(4.8)
Gaming & Systems	6,094	6,817	11.9
Pachinko & Pachinko Slot Machines	693	3,474	400.5
Eliminations	(155)	(147)	(4.8)

Consolidated net revenues	¥45,589	¥48,606	6.6

Digital Entertainment

Mobile games, including DRAGON COLLECTION, SENGOKU COLLECTION, the Professional Baseball Dream Nine series, the World Soccer Collection series and the CROWS×WORST series continued to enjoy steady sales and contributed to our revenue. The number of registered users of these games has increased steadily due to the development of native applications for smart devices. Star Wars™: Force Collection and PES MANAGER (known in Japan as WORLD SOCCER COLLECTION S), which we are distributing in overseas markets, have also benefitted from the development of native applications.

As for computer and video games, in Japan we released the latest title in the WORLD SOCCER Winning Eleven series, WORLD SOCCER Winning Eleven 2014: Aoki Samurai no Chousen. METAL GEAR SOLID V: GROUND ZEROES, which was launched in March 2014, continued to enjoy strong sales worldwide due to resale orders.

Amusement arcade video games continued to generate solid revenue due to the stable operation of the e-AMUSEMENT Participation system titles including MAH-JONG FIGHT CLUB and music genre games. Meanwhile, the kids’ card game machine, Monster Retsuden ORECA BATTLE, continued to be extremely popular, especially among elementary school boys.

The Yu-Gi-Oh! TRADING CARD GAME series continued to perform strongly in the global market.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2014 in this segment amounted to ¥20,420 million (a year-on-year increase of 2.1%).

Health & Fitness

In connection with our Konami Sports Clubs business, we developed revised pricing plans which enable customers to select a plan based on the number of times per week they need to use our services to meet their goals at their pace and revised membership plans which enable customers to use easier more than one facility due to responding to customer demands for “easier ways to access and continue our services” and for “more customized pricing plans.” In addition, we conducted promotional activities to raise awareness of Konami Sports Clubs, including airing the TV commercials with the intention of spreading our message broadly for attracting more people to the enjoyment of exercise.

In Undo-jyuku, a series of dance lesson programs for children, Dancing Stars has received favorable reviews. The concept of the programs is a focus on dancing in order to develop the body and mind, and its popularity was supported by the increasing demand for dancing schools since dancing became a required subject of the compulsory education curriculums in Japan. We held Dancing Stars Contest, dance competitions where children competed by cooperating with team members, and also Dancing Stars Dance Challenge, dance recitals where children demonstrated their progress. We intend to continue to support dance and healthy growth for children, including holding the final match of Dancing Stars Contest in May 2014 where the winners of the qualifying round at each regional competition competed.

We also developed a new fitness program, the Improving Daily Living Activity series, which integrated our know-how concerning fitness programs for senior citizens in Konami Sports Clubs including the OyZ exercise school program, which mainly targets those over sixty years old, and our continued promotions with the goal of preventing the need for nursing care. We began the program sequentially at the Outpatient Preventive Long-Term Care facilities of the Yu-Yu Iki-Iki Club operated by FRANCEBED CO., LTD in April 2014.

With respect to the management of facilities outsourced to Konami Group, using the know-how and accomplishments in operation and guidance accumulated over the years, we commenced management of 32 facilities, including public sports facilities at the Ryugasaki City, Ibaraki Prefecture and Akaiwa City, Okayama Prefecture. We are working on promoting the health of residents in local communities through the operation of public facilities in all regions.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2014 in this segment amounted to ¥18,042 million (a year-on-year decrease of 4.8%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple item, and the Advantage mechanical slot machine series continued to enjoy favorable sales. We expanded our lineup of premium products, which raised higher expectations from players, by introducing products such as Podium Goliath, which was the larger size version of Podium, a product that is subject to a participation agreement (in which profits are shared with casino operators).

In the Oceania market, we continue to distribute Podium. Full-scale marketing is also in progress in Asia, Central and South America and Europe, where we are working on building distribution networks.

In addition, we exhibited at the Global Gaming Expo Asia, the premier casino industry exhibition, held in Macau, China. We unveiled SeleXion for the first time in Asia. The new multi-game-series cabinet offers an intuitive user interface for choosing from up to 10 game titles in a single cabinet. Other products included the linked progressive machines, Brothers of Fortune and Dragon’s Victory, featuring their graphics toward the Chinese cultural sphere as well as a new line-up which developed toward the Asian market. Those exhibitions attracted a lot of attention.

Meanwhile, in the North American market, we exhibited our new products at Canadian Gaming Summit held in Vancouver, Canada. These products included Dungeons & Dragons, which was converted from an entertaining fantasy-themed role-playing game that has gained worldwide popularity, and Rapid Revolver, which features vertically-mounted-spinning-reels. Our varied line-up received much attention from visitors at the exhibition.

At both exhibitions, we also promoted True-Time Tournaments, which features enjoyable players-linking-functions, on our SYNKROS casino management system booth. This module received high acclaim from operators.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2014 in this segment amounted to ¥6,817 million (a year-on-year increase of 11.9%).

Pachinko & Pachinko Slot Machines

We launched the new pachinko slot machines, Kenka Matsuri, equipped with new style of bonus games. Also, we released MAH-JONG FIGHT CLUB, which integrated the online mah-jong games operating with favorable reviews at amusement arcades and the features of pachinko slot machines. There products have been received favorably in the market and continued to perform steadily.

In June, 2014, we also launched CR PACHINKO MAGICAL HALLOWEEN, the first pachinko machine in our group, at pachinko parlors nationwide. This product embodies the basic concepts of our pachinko slot machine series MAGICAL HALLOWEEN as well as the typical features of pachinko machines and stores original music.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2014 in this segment amounted to ¥3,474 million (a year-on-year increase of 400.5%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥313,386 million as of June 30, 2014, decreasing by ¥6,865 million compared with March 31, 2014. This decrease mainly resulted from decreases in cash and cash equivalents and trade notes and accounts receivable despite an increase in inventories.

Total Liabilities:

Total liabilities amounted to ¥89,022 million as of June 30, 2014, decreasing by ¥5,437 million compared with March 31, 2014. This decrease primarily resulted from decreases in short-term borrowings.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥223,684 million as of June 30, 2014, decreasing by ¥1,449 million compared with March 31, 2014. This mainly resulted from the provision of dividends for the year ended March 31, 2014 and a decrease in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 71.4%, increasing by 1.1 points compared with March 31, 2014.

(2) Cash Flows

	Millions of Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014	Change
Net cash provided by operating activities	¥3,203	¥8,893	¥5,690

Net cash used in investing activities	(19,135)	(3,074)	16,061

Net cash used in financing activities	(3,454)	(7,247)	(3,793)

Effect of exchange rate changes on cash and cash equivalents	144	(118)	(262)
Net decrease in cash and cash equivalents	(19,242)	(1,546)	17,696

Cash and cash equivalents, end of the period	¥44,427	¥48,478	¥4,051

Cash and cash equivalents (hereafter, referred to as “Net cash”), as of June 30, 2014, amounted to ¥48,478 million, a decrease of ¥1,546 million compared to the year ended March 31, 2014, and a year-on-year increase of 9.1%.

Cash flow summary for each activity for the three months ended June 30, 2014 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥8,893 million for the three months ended June 30, 2014, a year-on-year increase of 177.7%. This primarily resulted from a decrease in the payment amount of income tax and an improvement in proceeds from trade notes and accounts payable, which offset a decrease in proceeds from trade notes and accounts receivable.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥3,074 million for the three months ended June 30, 2014, a year-on-year decrease of 83.9%. This mainly resulted from a decrease in capital expenditures for property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥7,247 million for the three months ended June 30, 2014, a year-on-year increase of 109.8%. This primarily resulted from a decrease in short-term borrowings by repayment, which offset a decrease in dividends paid.

3. Outlook for the Fiscal Year Ending March 31, 2015

Digital Entertainment

With the spread of smartphones and tablet PCs worldwide, the available means of providing game software continue to diversify, and opportunities to reach an even greater audience for game software are increasing. Against this background, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

As for mobile games, the total number of the registered users for our contents continues to increase steadily. We are further focusing our managerial resources on the development of content that we believe will become major hits in order to produce more hit content especially in the native application market. Looking ahead, we will continue to expand our lineup, utilizing previously established production and operational expertise and rich content resources. We also intend to develop more for new global platforms not only for markets in the U.S. and Europe but also for Asian markets. We also plan to enhance new releases with attractive content by creating synergies with established content.

As for computer and video games, we will continue to focus our efforts on global development utilizing the production know-how of the Konami Group, while also continuing the production of content for selected existing titles. In this way, we intend to enhance local production systems in order to develop localized content tailored to the needs of our overseas game users as quickly as possible. In regards to the METAL GEAR series, which is a leading product of the Konami Group, we developed promotional activities at E3 2014, held in Los Angeles, U.S., in June 2014, and received favorable reviews. In addition, we intend to develop sports games, our main genre, for PlayStation 4 and Xbox One.

As for amusement arcade machines, Konami Group intends to work to revitalize the amusement arcade industry by providing new entertainment that can be enjoyed only at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. We intend to propose innovative services that will lead the industry. This will involve promoting the continual development of equipment compatible with the PASELI e-money service and e-AMUSEMENT Participation, as well as enhancements to and the expansion of various services. With the aim of further improving content-value, we continue to provide products and services with strong content for Monster Retsuden ORECA BATTLE and DRAGON COLLECTION -The Ambition of The Pepper Gang, which begun to be broadcasted on television animation. These titles are expected to increase the market recognition.

As for card games, we will continue the global development of the Yu-Gi-Oh! TRADING CARD GAME series in connection with a booming market due to the beginning of new animated series, a situation that we believe provides us with a favorable opportunity.

Health & Fitness

In our Health and Fitness business, we will continually aim to accurately grasp the needs of our increasingly diverse customer base and advance the value of Konami Sports Clubs by offering a new lifestyle. The public has become more aware of the importance of health and fitness as Japan’s population continues to age, and the government continues to take measures to combat lifestyle diseases and also develop new plans for boosting the healthy-prolonged-aging industry as part of a governmental growth strategy. The next-generation of healthcare services council of METI was established and started as part of an integrated approach from national and private organizations in order to proceed practically to develop an innovation base and secure private-sector-service-quality. This shows a growing health consciousness throughout society.

Furthermore, thanks to the decision to hold the 2020 Olympic and Paralympic Games in Tokyo, we believe that this background will enable us to continue to operate fitness clubs and develop and market health and fitness equipment while also continuing to promote good health in the future to various lifestyles of potential customers in various age ranges. We intend to address to improve the overall sports environment that a lot of people can enjoy sports, including potential customers who have not yet used sports clubs. We also intend to promote and support athletes who belong to our gymnastics team and swimming team of Konami Sports Club to become representatives of and achieve good results in the Olympic games and we also intend to expand competitors’ classes in Undo-jyuku to generate superior athletes.

With respect to the management of facilities we operate directly, we plan to open a new facility at Narashino City, Chiba prefecture in this coming Autumn. By leveraging our strengths in the operation of more than 400 large-scale sports facilities in Japan, we intend to continue updating our services as a “Total Health Partner” with our concept “you can continue,” which is one of the most important ideas in achieving health by helping customers to maintain and enhance their health in various situations whether in or outside our facilities. We also intend to establish ourselves as the most reliable partner in daily life for all of our customers in every aspect of their health and bodies.

Gaming & Systems

In regard to slot machine sales, we will promote the strengthening of sales together with product expansion, focusing on Podium video slot machines, which have received positive reviews, and slot machines mounted with KP3, a software-controlled newest platform capable of real-time, high-resolution 3D graphics. We will also continue to aggressively promote sales of the five-reel mechanical slot machines, Advantage 5. Furthermore, we intend to stabilize our operational results by increasing periodical income through the expansion of participation agreements as part of our strategy of profit sharing with operators and adequately respond to the market as well as enhance sales and address the needs of casino operators by expanding our products. In the Asian, Central and South American and European markets, we plan to continue to develop sales by adapting to local needs.

Meanwhile the SYNKROS casino management system has received positive reviews by major operators at various trade shows and business conferences. Looking ahead, we intend to actively pursue sales in other markets and make efforts to enhance product strength while developing new product features.

Pachinko & Pachinko Slot Machines

As for the pachinko slot machines, we had resale orders for MAH-JONG FIGHT CLUB, which continued to perform steadily in the market. We also intend to develop and sell pachinko slot machines, including new products to meet users’ needs in advanced and utilizing original content from the Konami Group, in the period ending September 2014 and after.

In addition, we plan to launch a new pachinko machine following the release of CR PACHINKO MAGICAL HALLOWEEN, the first pachinko machine in our group. We intend to stabilize profitability in the business to boost our market presence by working integrally with production, manufacture and sales in addition to the effort for the reinforcement of the development.

Projected consolidated results for the fiscal year ending March 31, 2015 are as follows: net revenue of ¥220,000 million; operating income of ¥12,000 million; income before income taxes and equity in net income of affiliated company of ¥11,000 million; and net income attributable to KONAMI CORPORATION of ¥7,000 million. Thus, there is no change from the forecast figures released in the “Consolidated financial results for the year ended March 31, 2014” dated May 8, 2014.

KONAMI, as a business affected by “hit” products, requires flexibility in how its products are released and is subject to fluctuations in sales throughout the course of the fiscal year. For this reason, projected consolidated results for the half year are not disclosed.

We will to continue to elaborate on the disclosure for the quarterly financial results.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and may be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2.	Other

1.	Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation):

None

2.	Adoption of simplified methods in accounting principles for quarterly consolidated financial statements:

None

3.	Changes in accounting principles, procedures and reporting policies:

None

3. Consolidated Financial Statements

1.	Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2014		June 30, 2014
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥50,024		¥48,478
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥469 million at March 31, 2014 and ¥402 million at June 30, 2014	29,069		21,675
Inventories	30,229		32,737
Deferred income taxes, net	18,773		18,321
Prepaid expenses and other current assets	11,563		11,546

Total current assets	139,658	43.6	132,757	42.4

PROPERTY AND EQUIPMENT, net	80,213	25.1	80,359	25.6

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	518		499
Investments in affiliate	2,249		2,229
Identifiable intangible assets	39,279		39,149
Goodwill	19,947		19,939
Lease deposits	26,381		26,356
Deferred income taxes, net	1,913		2,014
Other assets	10,093		10,084

Total investments and other assets	100,380	31.3	100,270	32.0

TOTAL ASSETS	¥320,251	100.0	¥313,386	100.0

	Millions of Yen
	March 31, 2014		June 30, 2014
		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥6,458		¥2,027
Current portion of capital lease and financing obligations	2,078		2,102
Trade notes and accounts payable	10,480		9,837
Accrued income taxes	686		1,085
Accrued expenses	17,522		16,455
Deferred revenue	5,693		6,309
Other current liabilities	2,411		2,917

Total current liabilities	45,328	14.2	40,732	13.0
LONG-TERM LIABILITIES:
Long-term debt	15,000		15,000
Capital lease and financing obligations, less current portion	20,487		19,948
Accrued pension and severance costs	1,424		1,424
Deferred income taxes, net	3,052		2,862
Other long-term liabilities	9,168		9,056

Total long-term liabilities	49,131	15.3	48,290	15.4

TOTAL LIABILITIES	94,459	29.5	89,022	28.4

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2014 and June 30, 2014	47,399	14.8	47,399	15.1
Additional paid-in capital	74,175	23.2	74,175	23.7
Legal reserve	284	0.1	284	0.1
Retained earnings	111,820	34.9	110,825	35.4
Accumulated other comprehensive income (loss)	2,719	0.8	2,265	0.7
Treasury stock, at cost- 4,887,679 shares at March 31, 2014 and 4,887,879 shares at June 30, 2014	(11,264)	(3.5)	(11,264)	(3.6)

Total KONAMI CORPORATION stockholders’ equity	225,133	70.3	223,684	71.4

Noncontrolling interest	659	0.2	680	0.2

TOTAL EQUITY	225,792	70.5	224,364	71.6

TOTAL LIABILITIES AND EQUITY	¥320,251	100.0	¥313,386	100.0

2.	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of Yen
	Three months ended June 30, 2013		Three months ended June 30, 2014
		%		%
NET REVENUES:
Product sales revenue	¥15,798		¥18,694
Service and other revenue	29,791		29,912

Total net revenues	45,589	100.0	48,606	100.0

COSTS AND EXPENSES:
Costs of products sold	8,915		10,330
Costs of services rendered and others	22,734		23,012
Selling, general and administrative	12,445		12,073

Total costs and expenses	44,094	96.7	45,415	93.4

Operating income	1,495	3.3	3,191	6.6

OTHER INCOME (EXPENSES):
Interest income	60		102
Interest expense	(302)		(283)
Foreign currency exchange gain (loss), net	895		(381)
Other, net	(5)		(5)

Other income (expenses), net	648	1.4	(567)	(1.2)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	2,143	4.7	2,624	5.4
INCOME TAXES	1,221	2.7	1,255	2.6
EQUITY IN NET INCOME OF AFFILIATED COMPANY	34	0.1	13	0.0

NET INCOME	956	2.1	1,382	2.8
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	22	0.1	21	0.0

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥934	2.0	¥1,361	2.8

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Net income	¥956	¥1,382

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	661	(442)
Net unrealized gains (losses) on available-for-sale securities	45	(12)
Pension liability adjustment	0	0

Other comprehensive income (loss)	706	(454)

Comprehensive income (loss)	1,662	928

Comprehensive income (loss) attributable to the noncontrolling interest	22	21

Comprehensive income (loss) attributable to KONAMI CORPORATION	¥1,640	¥907

Per Share Data

	Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Basic net income attributable to KONAMI CORPORATION per share	¥6.74	¥9.82
Diluted net income attributable to KONAMI CORPORATION per share	6.74	9.82

Weighted-average common shares outstanding	138,616,903	138,612,200
Diluted weighted-average common shares outstanding	138,616,903	138,612,200

3.	Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Cash flows from operating activities:
Net income	¥956	¥1,382
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,351	2,978
Bad debt expense (recoveries)	(46)	(61)
Gain or loss on sale or disposal of property and equipment, net	12	20
Equity in net loss (income) of affiliated company	(34)	(13)
Deferred income taxes	930	185
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	12,899	7,055
Decrease (increase) in inventories	(4,234)	(3,385)
Decrease (increase) in prepaid expenses	(904)	(19)
Increase (decrease) in trade notes and accounts payable	(2,004)	(249)
Increase (decrease) in accrued income taxes, net of tax refunds	(5,797)	655
Increase (decrease) in accrued expenses	(2,124)	(959)
Increase (decrease) in deferred revenue	159	638
Other, net	1,039	666

Net cash provided by operating activities	3,203	8,893

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(19,354)	(2,822)
Decrease (increase) in lease deposits, net	117	138
Net decrease (increase) in term deposits	—	(391)
Other, net	102	1

Net cash used in investing activities	(19,135)	(3,074)

Cash flows from financing activities:
Net increase (decrease) in short-term borrowings, net	450	(4,400)
Principal payments under capital lease and financing obligations	(586)	(531)
Dividends paid	(3,313)	(2,316)
Other, net	(5)	(0)

Net cash used in financing activities	(3,454)	(7,247)

Effect of exchange rate changes on cash and cash equivalents	144	(118)
Net increase (decrease) in cash and cash equivalents	(19,242)	(1,546)
Cash and cash equivalents, beginning of the period	63,669	50,024

Cash and cash equivalents, end of the period	¥44,427	¥48,478

4.	Going concern assumption: None

5.	Significant changes in the stockholders’ equity: None

6.	Segment Information (Unaudited)

(1)	Segment information

Three months ended June 30, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥19,862	¥18,941	¥6,094	¥692	—	¥45,589
Intersegment	143	11	—	1	¥(155)	—

Total	20,005	18,952	6,094	693	(155)	45,589
Operating expenses	18,328	18,616	4,877	1,179	1,094	44,094

Operating income (loss)	¥1,677	¥336	¥1,217	¥(486)	¥(1,249)	¥1,495

Three months ended June 30, 2014	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥20,363	¥17,953	¥6,817	¥3,473	—	¥48,606
Intersegment	57	89	—	1	¥(147)	—

Total	20,420	18,042	6,817	3,474	(147)	48,606
Operating expenses	17,047	18,117	5,542	3,901	808	45,415

Operating income (loss)	¥3,373	¥(75)	¥1,275	¥(427)	¥(955)	¥3,191

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including mobile games, online games, computer & video games, amusement and card games.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and casino management systems for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

	2.	“Corporate” primarily consists of administrative expenses not directly associated with specific segments.
	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2)	Geographic information

Three months ended June 30, 2013	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥35,198	¥7,545	¥1,359	¥1,487	¥45,589	—	¥45,589
Intercompany	1,815	941	17	208	2,981	¥(2,981)	—

Total	37,013	8,486	1,376	1,695	48,570	(2,981)	45,589
Operating expenses	36,375	7,416	1,747	1,594	47,132	(3,038)	44,094

Operating income (loss)	¥638	¥1,070	¥(371)	¥101	¥1,438	¥57	¥1,495

Three months ended June 30, 2014	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥37,871	¥7,739	¥1,318	¥1,678	¥48,606	—	¥48,606
Intercompany	1,767	948	135	39	2,889	¥(2,889)	—

Total	39,638	8,687	1,453	1,717	51,495	(2,889)	48,606
Operating expenses	36,904	7,907	1,840	1,664	48,315	(2,900)	45,415

Operating income (loss)	¥2,734	¥780	¥(387)	¥53	¥3,180	¥11	¥3,191

For the purpose of presenting its operations in the geographic areas above, KONAMI CORPORATION and its subsidiaries attribute revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attribute assets based on where assets are located.

Notes: (Unaudited)

-	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).